UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SIZMEK INC.

(Name of Subject Company (issuer))

ALEX MERUELO LIVING TRUST

MERUELO INVESTMENT PARTNERS LLC

ALEX MERUELO

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

83013P105

(CUSIP Number of Class of Securities)

Joe Marchica

Meruelo Investment Partners LLC

9550 Firestone Blvd, Suite 105

Downey, California 90241

(562) 745-2307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Evan Stone, Esq.

Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.         Subject Company Information

Name and Address

The name of the subject company is Sizmek Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 500 W. 5th Street, Suite 900, Austin, Texas 78701, and its telephone number at that address is (512) 469-5900.

Securities

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”).

As of July 31, 2016, according to the Company’s public filings, there were outstanding (i) no shares of the Company’s Preferred Stock, (ii) 29,140,035 Shares (which does not include the Shares referred to in clauses (iii) and (iv) of this Item 1, (iii) Company options to purchase an aggregate of 560,056 Shares, (iv) 2,042,096 Company restricted stock units (assuming the maximum achievement of all performance goals, as applicable), and (v) Company Long-Term Overachievement Awards with an aggregate target value of $1,737,500.

Item 2.         Identity and Background of Filing Person

Name and Address

This Schedule is being filed by Alex Meruelo Living Trust, a California Trust (“Meruelo Trust”), Meruelo Investment Partners LLC, a Nevada limited liability company (“Meruelo Partners”) and Alex Meruelo (“Mr. Meruelo” and with Meruelo Trust and Meruelo Partners collectively, the “Filing Persons”).

As of August 11, 2016 the Filing Persons are the beneficial owners of 4,023,570 Shares, representing approximately 13.8% of the Shares presently outstanding.

Meruelo Trust is a revocable intervivos trust.  The principal business of Meruelo Trust is serving as a revocable intervivos trust. Meruelo Partners acts as an investment adviser or manager to Meruelo Trust and other persons and accounts.  The principal business of Meruelo Partners is serving as an investment adviser or manager to other parties and accounts. Mr. Meruelo is the trustee of Meruelo Trust and Managing Member of Meruelo Partners. Mr. Meruelo’s present principal occupation, and his principal occupation for the last five years, is serving as the principal of the Meruelo Group.  Meruelo Group is a privately-held management company serving a diversified portfolio of affiliated entities with interests in banking and financial services, food services (manufacturing, distribution, and restaurant operations), construction and engineering, hospitality and gaming, real estate management and development, media (television and radio), and public and private equity investing.  Mr. Meruelo is a US citizen.

The address of the principal office or business address, as applicable, of each Filing Person is 9550 Firestone Blvd., Suite 105, Downey, California 90241.

Tender Offer

This Schedule relates to a tender offer to be made by Solomon Merger Subsidiary, Inc., (“Merger Sub”) a Delaware corporation and a wholly owned subsidiary of Solomon Holding, LLC, a Delaware limited liability company (“Parent”) pursuant to an Agreement and Plan of Merger, dated as of August 3, 2016, by and among the Company, Parent and Merger Sub (the “Merger Agreement”).  Merger Sub and Parent are affiliates of Vector Capital, a San Francisco based private equity firm.

Pursuant to the Merger Agreement and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding Shares (“Company Common Stock”) at a price of $3.90 per Share (the “Offer Price”), payable net to the sellers thereof in cash, without interest, in accordance with the terms of the Merger Agreement, subject to any deduction or withholding of taxes required by applicable laws. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence the Offer no earlier than August 24, 2016 and no later than September 1, 2016. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub shall, promptly after the expiration of the Offer, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment under the Offer, the “Acceptance Time”). Promptly after the Acceptance Time, Merger Subsidiary shall pay the Offer Price for such Shares.

Pursuant to the Merger Agreement, following the consummation of the Offer, and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation. The Merger shall be governed by and effected under Section 251(h) of the Delaware General Corporation Law (the “DGCL”), without a vote of the stockholders of the Company, and subject to the terms and conditions contained in the Merger Agreement, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer.

Merger Sub’s obligation to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer is subject to certain conditions including:  (i) that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with the Shares then owned by Parent, and/or Merger Sub and any other subsidiaries of Parent, collectively represents at least a majority of the Shares outstanding on a fully diluted basis, (ii) the expiration or termination of any waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000, (iii) the absence of any law, judgment, injunction, order or decree by any governmental authority that would make illegal or otherwise prohibit the Offer or the Merger or restrains or prohibits Parent or Merger Sub from exercising full rights of ownership in the Shares purchased pursuant to the Offer, (iv) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions, (v) the Company’s material compliance with its covenants contained in the Merger Agreement, (vi) that a Material Adverse Effect (as defined in the Merger Agreement) shall not have occurred, (vii) that less than 10% of the outstanding Shares (other than the Shares beneficially owned by Filing Persons) have perfected and not withdrawn a demand for appraisal rights, (viii) the Company having the minimum Cash on Hand (as defined in the Merger Agreement), and (ix) other customary conditions. Neither the consummation of the Offer nor the Merger is subject to a financing condition.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer, the Merger and the Merger Agreement, which is filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed with the SEC on August 3, 2016.

The Offer will be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Sub intend to file with the SEC. In addition, the Company is required to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company’s website, www.sizmek.com.

Item 3.         Past Contacts, Transactions, Negotiations and Agreements

Arrangements with the Company and Certain of Their Affiliates

On October 7, 2013, the Filing Persons entered into an agreement with Digital Generation, Inc., the Company’s predecessor (the “Meruelo Agreement”).  Pursuant to the Meruelo Agreement, the Filing Persons agreed to vote the Digital Generation shares beneficially owned by them in favor of the company’s merger with Extreme Reach, Inc., a transaction pursuant to which, among other things, the Shares were to be distributed to Digital Generation stockholders in partial redemption of their shares.  Pursuant to the Meruelo Agreement, Digital Generation agreed that the board of directors for Company would have seven seats, and that all directors would be elected annually. Digital Generation also agreed to cause the Company to hold its 2014 annual meeting of stockholders no later than December 15, 2014 and its 2015 annual meeting of stockholders no later than May 30, 2015.  Further, under the Meruelo Agreement, the Filing Persons would have the right to appoint one director to the Company’s initial board of directors (which director the Company would recommend for re-election at the 2014 annual meeting), and to propose at least three individuals to be considered for one of the six remaining seats to Company’s board of directors.  Under the Meruelo Agreement, the Filing Persons agreed to support candidates nominated by the Company to its board of directors at the 2014 annual meeting and not to initiate a proxy contest or participate in any attempt to take control of the Company until at least the first quarter of 2015, subject to certain limitations. The Filing Persons also agreed to dismiss with prejudice their pending lawsuit in the Delaware Court of Chancery challenging certain provisions of Digital Generation’s Bylaws with respect to its classified board of directors, currently pending.  Digital Generation also agreed to reimburse the Filing Persons up to $119,000 in legal costs relating to the litigation. The foregoing description of the Meruelo Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Meruelo Agreement, a copy of which is included in Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety

On February 7, 2014, pursuant to the terms of Digital Generation’s merger agreement with Extreme Reach, Inc., each issued and outstanding share of Digital Generation’s common stock was partially redeemed by conversion into the right to receive one share of common stock of the Company.  The Filing Persons accordingly received 4,023,570 Shares.

On February 13, 2015, Alex Meruelo submitted a letter to the Company’s board of directors addressing their request for guidance as to the requirement to hold the Company’s 2015 Annual Meeting no later than May 30, 2015 set forth in the Meruelo Agreement.  In this letter Mr. Meruelo, on behalf of the Filing Persons, expressed the willingness to permit the Company to postpone the 2015 Annual Meeting until December 15, 2015, in exchange for, among other things, (i) a change on the board to add a subject matter expert, and (ii) an increased share repurchase program from $15 million to $30 million to be deployed over 12 months without limitation. A copy of this letter is included in Exhibit (e)(2) hereto and hereby incorporated herein by reference.

On March 3, 2015, the Company announced that it would increase the share repurchase program up to $30 million.

On March 10, 2015, the Filing Persons and the Company entered into an Amendment to the Meruelo Agreement whereby the parties agreed that the Company could hold the 2015 Annual Meeting no later than December 15, 2015. A copy of the amendment is included in Exhibit (e)(3) hereto and hereby incorporated by reference.

On August 4, 2016, Alex Meruelo submitted a letter to the Board expressing opposition to the Company’s announced transaction with Vector Capital pursuant to which Vector would acquire all of the outstanding shares of Common Stock for $3.90 per share in an all-cash tender offer (“Vector Transaction”). A copy of this letter is included in Exhibit (e)(4) hereto and hereby incorporated by reference.

Arrangements with Directors of the Company

Xavier Gutierrez, a member of the board of directors of the Company, serves as the president and chief investment officer of Meruelo Partners as his principal occupation. This Schedule is filed by the Filing Persons, and not by Mr. Gutierrez individually (including in his capacity as a member of the board of directors of the Company). The recommendation set forth in, and any solicitation activities conducted by the Filing Persons in connection with, this Schedule, are solely that of the Filing Persons, and not Mr. Gutierrez individually (including in his capacity as a member of the board of directors of the Company). Mr. Gutierrez voted against the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in his capacity as a Company director in connection with the board of directors’ approval of the Merger Agreement. Nevertheless, the Filing Persons understand that, and stockholders should be aware that, (1) Mr. Gutierrez so voted in light of his fiduciary duties to the Company and its stockholders generally, and not because of any position taken by the Filing Persons, and (2) Mr. Gutierrez may, consistent with his fiduciary responsibilities as a Company director, vote differently in the future with respect to any transaction between the Company and affiliates of Vector Capital or with respect to any alternative transaction and such vote may be inconsistent with the recommendation of the Filing Persons expressed  in this Schedule.

Item 4.         The Solicitation or Recommendation

(a)                                 Recommendation of the Filing Persons

The Filing Persons recommend that stockholders of the Company (i) not tender their Shares in the Offer and (ii) if the Offer is successful, seek appraisal of their Shares pursuant to Section 262 of the DGCL.

(b)                                 Reasons for the Recommendation

The Filing Persons believe the anticipated $3.90 Offer price is grossly inadequate and significantly undervalues the Shares.

On August 11, 2016, the Filing Persons issued a press release with respect to its recommendation, a copy of which is filed as Exhibit (a)(1) and incorporated herein by reference.

(c)                                  Intent to Tender

The Filing Persons do not intend to tender any of their Shares in the Offer.

Item 5.         Persons/Assets Retained, Employed, Compensated or Used

None of the Filing Persons, nor any person acting on their behalf, has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Filing Persons, for which services no additional compensation will be paid.

Item 6.         Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule by the Filing Persons or, to the Filing Persons’ knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.         Purposes of the Transaction and Plans or Proposals

Not Applicable.

Item 8.         Additional Information

Not Applicable

Item 9.         Material to be Filed as Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

EXHIBIT NO.	DESCRIPTION

(a)(1)	Press Release issued by the Filing Persons dated August 11, 2016
(e)(1)	Meruelo Agreement dated October 7, 2013 (incorporated by reference to Exhibit 99.11 to Amendment No. 5 on Schedule 13D filed by Filing Persons on October 10, 2013)
(e)(2)	Letter dated February 13, 2015 (incorporated by reference to Exhibit 99.3 to Amendment No. 1 on Schedule 13D filed by Filing Persons on February 20, 2015)
(e)(3)	Amendment to Meruelo Agreement dated March 10, 2015 (incorporated by reference to Exhibit 99.4 to Amendment No. 2 on Schedule 13D filed by Filing Persons on March 19, 2015)
(e)(4)	Letter dated August 4, 2016 (incorporated by reference to Exhibit 99.5 to Amendment No. 3 on Schedule 13D filed by Filing Persons on August 4, 2016)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date: August 11, 2016	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Trustee

Meruelo Investment Partners LLC

Date: August 11, 2016	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Managing Member

Alex Meruelo

Date: August 11, 2016	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo